6/14

Follow-Up Materials


06014412

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5030 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/15/06

June 12, 2006

To our shareholders:

Omega Project Holdings Co., Ltd.
4-20-3 Ebisu, Shibuya-ku, Tokyo
(Securities Code: 6819)

Notice of the 31st Ordinary General Meeting of Shareholders

You are cordially invited to attend our 31st Ordinary General Meeting of Shareholders. If you are unable to attend the meeting on that day, please review the attached reference materials described below and indicate your approval or disapproval of the proposals on the enclosed exercise of voting rights form, then sign and return it.

Respectfully Yours,

Yoshiaki Kondo, CEO

1.	Date	10 A.M., Tuesday, June 27, 2006
2.	Venue	Ivy Hall, Aogaku Kaikan, Level B2, Saffron Room 4-4-25 Shibuya, Shibuya-ku, Tokyo (See enclosed materials for further details about location)
		Agenda of the Meeting
3.	Matters to be reported on	1. 31st Period (from April 1, 2005 to March 31, 2006) Reports on the consolidated balance sheet and consolidated income statement as well as reports on the results of consolidated financial statements by the accounts auditor and the board of corporate auditors. 2. 31st Period (from April 1, 2005 to March 31, 2006) Reports on business report, balance sheet, and statement of income and loss, and report on the purchase of treasury stock via resolution by board of directors, in accordance with authority granted by the articles of incorporation.
	Matters to be voted upon	
	Proposal 1	Approval of proposed disposal of profit in 31st period
	Proposal 2	Partial changes to articles of incorporation A summary of the proposal is described in "Reference documents concerning the exercise of voting rights" (pages 33–38)
	Proposal 3	Appointment of two directors
	Proposal 4	Appointment of one auditor
	Proposal 5	Issuance of stock subscription warrants as stock options A summary of the proposal is described in "Reference documents concerning the exercise of voting rights" (pages 40–42)

End

(Important) Please present the enclosed exercise of voting rights form at the venue reception on the day of the General Meeting of Shareholders.

Appended Papers

Business Report

31st Period (from April 1, 2005 to March 31, 2006)

I. Business conditions

1. Progress and results of the Group's business and issues to be handled

(1) Business progress and results

During this consolidated fiscal year, the global economy showed overall positive albeit slight growth, buoyed by strong economies in major industrialized nations. In the Asian region as well, where our company has built its business foundation, there were also noteworthy trends, including the current popularity of Japanese movies and the Korean culture boom. Nevertheless, the issues of political tensions between Japan and other Asian countries and side effects of soaring oil prices remain, and we plan to continue to develop our businesses cautiously and actively in light of the possible risks from these circumstances.

Amidst these circumstances, for the past three periods or so our Group has actively worked to strengthen our financial foundations and restructure our business, with our motion-picture and record related businesses and investment businesses as our core businesses, with the aim of improving our financial position for medium and long-term investment dependent on bank loans. Thus, after thoroughly strengthening our financial foundations, as of April 1, 2005 we changed our corporate name from Omega Project Co., Ltd. to Omega Project Holdings Co., Ltd., at last completing our holding-company system after a long period of coordination.

Amidst these efforts, we have developed our motion-picture and record related businesses, investment businesses, and other businesses at our company, our consolidated subsidiaries – Omega Project Co., Ltd, Basara Pictures Co., Ltd, Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.), and Asia Movie Week Pte. Ltd. (Singapore) – and the companies subject to the equity method – Saboten Park and Resort Inc., M3 Entertainment Corporation, and Qualitek Electronics Co. Ltd. (Taiwan) – for a total of eight companies.

During the consolidated fiscal year under review, our actions in this regard were as follows. On April 7, 2005 we eliminated O&Z Project Co., Ltd. as a consolidated subsidiary through the sale of stock; on June 7, 2005 we incorporated a new company, Omega Project Co., Ltd, as a wholly owned subsidiary; on October 4, 2005 we made M3 Entertainment Corporation, which is engaged in the planning and production of motion-picture software, subject to the equity method; on October 28, 2005 we made Asia Movie Week Pte. Ltd. (Singapore), which publishes movie magazines, a consolidated subsidiary and on March 20, 2006 we made Qualitek Electronics Co. Ltd., which is engaged in the manufacture and sale of telecommunications equipment and is listed on section 1 of the Taiwan Stock Exchange, subject to the equity method.

This period, we actively developed our motion picture and record related businesses in Asia, expanding and strengthening our motion picture-related companies, with a focus on wholly owned subsidiary Omega Project Co., Ltd., while taking great pains to avoid risks stemming from our burden of medium to long-term capital and the length of the production cycle.

Upon achieving this, we will work to improve the collectibility of our content by strengthening the teamwork between group companies, and further expanding and stabilizing our businesses in Asia.

Furthermore, merger and acquisition-related investments were pursued in our investment operations with the main targets being projects and operations of content funds that incorporate motion-picture production and financing, as well as facilities and businesses having asset values in areas such as leisure, and publicly traded companies with potential for business development offered by a synergy effect with our company's motion-picture and record related businesses.

We will work to increase the corporate value of the companies we invest in and improve our investment performance through a mutual supply of technologies and expertise between each company, and strengthening our businesses.

Meanwhile, we have improved our financial base through approximately three terms of restructuring. In December 2005, we issued stock subscription warrants with a commitment line provision naming USS Capital Co., Ltd. as a party of allocation, enhancing our capital, strengthening our finances, and securing capital through the broadening of our business base through M&A and promotion of our businesses.

Our Group's management strategy is to improve our profitability through comprehensive management and enhanced administration as a group, with our company serving as the strategy planning and management division, and actively strengthening the financial position and businesses of each company in the Group.

Our performance in this consolidated accounting year was sales of 4,018,000,000 yen (an increase of 161.0% compared to the previous period), operating income of 1,186,000,000 yen (in the previous period we had an operating loss of 938,000,000 yen, and an ordinary profit of 1,145,000,000 yen (902,000,000 yen loss in the previous term), with a recurrent net profit of 571,000,000 yen (722,000,000 yen net loss in the previous period) as a result of the above.

The following is a report on sales conditions for each business sector.

Sales performance according to business sector

Business sector \ Period		This consolidated fiscal year (2005/04/01–2006/03/31)		Previous consolidated fiscal year (2004/04/01–2005/03/31)		Year-on-year change
		Amount	Composition	Amount	Composition	
		Million Yen	%	Million Yen	%	%
Video & record related business	Income from film distribution rights & recording rights	71	1.8	227	14.8	68.6 decrease
	Income from film and recording production contracts	12	0.3	700	45.5	98.2 decrease
	Subtotal	83	2.1	928	60.3	91.0 decrease
Investment business		3,925	97.7	600	38.9	554.3 increase
Other	Real estate business	—	—	11	0.8	—
	Other	9	0.2	—	—	—
	Subtotal	9	0.2	11	0.8	17.7 decrease
Total		4,018	100.0	1,539	100.0	161.0 increase

(Notes)

1. Amounts rounded down to the nearest million yen.
2. In the past, we have categorized our real estate business as its own category, but as we have reduced the significance of increases or decreases in sales and operating income, starting this consolidated fiscal year, we are showing it under "Other."

The following is a description of business conditions in each business sector.

Motion picture and record related businesses

In our motion picture and record related businesses, our income was from rights to existing works, chiefly from the exhibition and DVD sales of the following motion pictures being undertaken by Omega Project Co., Ltd.: "Okami Shojo" ('Wolf Girl'); "No Pantsu Girls: Movie Box-ing 2"; and "Tenjo Sougen" ('Heavenly Prairie'). As a result, sales related to our motion picture and record related business, including overseas, were 83 million yen (a decrease of 91.0% compared to the previous period).

Investment business

In our investment business, we invested in the planning and management of content funds, as well as businesses having asset values and listed companies. As a result, our investment business sales were 3,925 million yen (an increase of 554.3% compared to the previous period).

Other

In our other businesses, we gained a turnover of 9 million yen (down 17.7% compared to the previous year) in rent income from real estate properties owned by this company.

(2) Issues to be handled by our Group

Our key challenge is to achieve resurgence in allotments to our shareholders by further reinforcing and stabilizing the Group operations of our holding-company system, and quickly constructing a corporate group having both the vitality and maneuverability to respond to sudden changes in the entertainment industry. Specifically, we recognize the following items as issues to be addressed in the fiscal period ending March 2007.

i. Establish an organizational structure capable of responding flexibly and agilely to change, carrying out management for the group and increasing the corporate value of our Group as a whole through the transition to a holding-company system.

ii. Produce daring new movies, while recognizing the risks particular to motion-picture production and actively reducing them. With regard to business capital (chiefly motion-picture production), we will work to reinforce and quickly stabilize our content funds, and realize a profit, in order to enable mid to long term fund management without relying on bank loans, in light of such aspects as the interest-payment burden, the impact of economic trends, and fluctuations in the timing of completion.

iii. In our investment business, we must accumulate a new store of operational management expertise in leisure businesses having strong affinity with entertainment, achieve profitability, and establish it as a key revenue engine. We must broaden our business base and strengthen our earning power by agilely acquiring listed companies, companies with asset value, and companies with a high potential for synergy, while ascertaining changes in the market environment.

<u>Specific items to work toward</u>

i. Starting this period, our Group has worked toward strengthening the expansion, enhancement, and stabilization of our holding-company system. In the consolidated fiscal year under review, on June 7, 2005 we incorporated a new wholly owned subsidiary, Omega Project Co., Ltd, and transferred our core the motion picture and record related businesses to this new subsidiary. We remain committed to building an administrative system structure capable of flexibly responding to the rapid changes in this industry, managing our consolidated subsidiaries and affiliated companies and maintaining their financial bases as a holding company, and broadening our business base through M&A, while respecting the independence of our entertainment companies, which are creative teams.

ii. We plan to handle and reduce risk by further strengthening our financial position and shifting to self-financed motion-picture production through content funds, fully based on the high-risk, high-return properties particular to the industry. This consolidated fiscal year, we plan to aggressively roll out a new content finance scheme for "Genyuden: Tripping" (former provisional name: "Tripping"), a joint Japanese-Taiwanese production by our wholly owned subsidiary, Omega Project Co., Ltd. Our aim is to roll out this scheme dynamically with coordination between our Group-company team in Asia, including Starmax Korean, where our company's CEO Toyoyuki Yokohama also sits as a board director, our subsidiaries Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.) and Asia Movie Week Pte. Ltd. (Singapore), and affiliated company Qualitek Electronics Co. Ltd. (Taiwan), with the target of an end-to-end business structure integrating everything from financing to advertising and distribution.

iii. In our investment business, our efforts to invest in companies with asset value, such as content-fund planning and management and leisure facilities, and motion picture-related companies, included participation in the management of Saboten Park And Resort Inc., which is a company subject to the equity method. Additionally, we have invested in TTG Co., Ltd. and Telnet Japan Co., Ltd., as pure investment in listed companies and thee like. We will work to increase the value of the companies we invest in and improve the performance of our investment business by sharing technologies and expertise among our Group companies.

2. Plant and equipment investment in our corporate group

There has not been any significant capital investment.

3. Capital procurement in our corporate group

On December 19, 2005, stock subscription warrants were issued for allocation to third parties under the conditions shown below.

i. Total number of stock subscription warrants:

2,000

The type of shares for purpose of stock subscription warrants is common shares in our company. The number of shares that we will issue, or alternately transfer from common shares in our company in our possession ("issuance or transfer of common shares in our company," or simply "issuance/transfer") when these warrants are exercised shall be the number of stock subscription warrants exercised multiplied by 5,000,000 yen, then divided by the exercise price (defined below), rounded down to the nearest whole number. The number of shares to be issued or transferred ("number of allocation shares") shall be the number of shares in question divided by the number of these stock subscription warrants being exercised.

ii. Total issuing price of stock subscription warrants:

20,000,000 yen

iii. Issuing price:

10,000 yen each

iv. Exercise price:

320 yen per share or value calculated based on current value

v. Issuing price of shares issued due to exercise of stock subscription warrants:

320.64 yen per share or value calculated based on current value

vi. Capitalization amount:

The amount in the issue price of shares issued due to the exercise of these stock subscription warrants that is not capitalized shall be the issue price in question minus the capitalization amount. That capitalization amount shall be the amount of the issue price in question multiplied by 0.5, rounded down to the nearest yen.

vii. Exercise period:

From December 20, 2005 to December 19, 2007

viii. Allocation parties and number of shares allocated:

USS Capital Co., Ltd. / 2,000 shares

The party of allocation in question has signed an equity commitment line agreement specifying that it is to exercise these stock subscription warrants, a fixed number of which having been previously allocated thereto, in accordance with certain conditions laid out by our company in the event of demand for capital due to a merger/acquisition proposal or the like, and also specifies the number of warrants it may exercise.

4. Trends in business results and assets of our corporate group and consolidated financial statement drafting companies

(1) Trends in business results and assets of our corporate group

Division / Fiscal year	28th Period (14.4.1 – 15.3.31)	29th Period (15.4.1 – 16.3.31)	30th Period (16.4.1 – 17.3.31)	31st Period (Current period) (17.4.1 – 18.3.31)
Sales (Million Yen)	9,151	1,896	1,539	4,018
Ordinary profit or ordinary loss (–) (Million yen)	–3,216	– 2,827	– 902	1,145
Current net profit or current net loss (–) (Million yen)	–6,122	–11,232	– 722	571
Net profit per share or net loss per share this period (–) (Yen)	–75.10	– 52.91	– 1.73	10.12
Total assets (Million yen)	13,840	5,080	6,279	11,676
Net assets (Million yen)	8,128	1,967	5,456	10,843
Net assets per share (yen)	55.47	5.78	11.04	157.61

(Notes)

1. Amounts of less than one million yen are omitted in listed figures (except for net profit/loss per share).
2. On April 1, 2005 we performed a share consolidation, combining 10 shares into one share.

(2) Trends in business results and assets of consolidated financial statement drafting companies

Division \ Fiscal year	28th Period (14.4.1– 15.3.31)	29th Period (15.4.1– 16.3.31)	30th Period (16.4.1– 17.3.31)	31st Period (Current period) (17.4.1– 18.3.31)
Sales (Million Yen)	7,501	1,759	1,361	3,984
Ordinary profit or ordinary loss (–) (Million yen)	–3,236	–2,844	– 900	1,245
Current loss (Million yen)	5,982	—	—	—
Current net profit or current net loss (–) (Million yen)	—	–11,232	– 721	665
Loss per share (Yen)	73.39	—	—	—
Net profit per share or net loss per share this period (–) (Yen)	—	–52.90	– 1.73	11.77
Total assets (Million yen)	13,484	5,080	6,106	11,545
Net assets (Million yen)	8,127	1,967	5,465	10,924
Net assets per share (yen)	55.47	5.78	11.06	158.79

(Notes)

1. Amounts of less than one million yen are omitted in listed figures (except for loss per share, net profit/loss per share, and net assets per share).
2. Since the 29th period, in accordance with the "ministerial ordinance partially revising enforcement regulations for commercial law" (Ministry of Justice decree no. 7, February 28, 2003), the previous "current profit or current loss" and "profit per share/loss per share this period" are now shown as "net profit or net loss this period" and "recurrent net profit or net loss per share."
3. On April 1, 2005 we performed a share consolidation, combining 10 shares into one share.

II. Company summary (As of March 31, 2006)

1. Main business areas of corporate group

Our corporate group develops general entertainment businesses centered on Japan and other parts of Asia principally focusing on motion picture and record related businesses centered on the planning, production, investment, and trading of rights related to motion picture content as well as planning, creating, and operating content funds with the objective of producing motion picture content.

2. Status of shares

(1) Total no. of shares issued by company 190,000,000

(2) Total no. of outstanding shares 68,956,096

Note: On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share.

(3) Shares issued in this period

Division	No. of shares issued	Capital raised
		Thousand JPY
Exercise of stock subscription warrants (Note 1)	5,351,000	694,586
Exercise of stock subscription warrants (Note 2)	13,793,313	1,626,479
Exercise of stock subscription warrants (Note 3)	300,000	39,000
Exercise of stock subscription warrants (Note 4)	105,000	11,340
Total	19,549,313	2,371,405

(Notes)

1. Due to the exercise of stock subscription warrants allotted to third parties issued on August 27, 2004, shares increased to 5,351,000 shares.
2. Due to the exercise of stock subscription warrants allotted to third parties issued on December 19, 2005 shares increased to 13,793,313 shares.
3. At a meeting of the board of directors on March 2, 2005 the number of shares was increased by 300,000 through the exercise of stock subscription warrants issued in accordance with article 280-20 and 280-21 of the Commercial Code.
4. At a meeting of the board of directors on August 17, 2005 the number of shares was increased by 105,000 through the exercise of stock subscription warrants issued in accordance with article 280-20 and 280-21 of the Commercial Code.

(4) No. of shareholders 19,989

(5) Status of large shareholders

Shareholder name	Investment in this company		Investment in large shareholder by this company	
	No. of shares held	Percentage of voting rights	No. of shares held	Investment ratio
	Shares	%	(thousand shares)	%
USS Capital Co., Ltd.	3,070,713	4.68	—	—
Union Holdings Co., Ltd.	2,640,000	4.02	924	3.61
Rakuten Securities, Inc.	2,380,300	3.63	—	—
Osaka Securities Finance Co., Ltd. (business account)	2,012,600	3.07	—	—
Japan Securities Finance Co., Ltd. (business account)	1,137,300	1.73	—	—
Japan General Co., Ltd	1,034,000	1.58	—	—
Masatoshi Enomoto	950,000	1.45	—	—
Barclays Bank PLC. (Barclays Capital Securities SBL PB account)	702,300	1.07	—	—
Jyosaku Mizuta	626,300	0.95	—	—
Toshio Kuwana	550,000	0.84	—	—

3. Stock subscription warrants

(1) Currently issued stock subscription warrants

Classification	Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code
Date of general meeting of shareholders	February 25, 2005
Date of board of directors meeting	March 2, 2005
Number of stock subscription warrants	13,000
Type of shares for purpose of stock subscription warrants	Common shares
Number of shares for purpose of stock subscription warrants	1,300,000
Issuing price of stock subscription warrants	No compensation
Price paid per share when exercising stock subscription warrants	260 yen per share
Exercise period	From March 10, 2005 to March 9, 2010
Capitalization amount	Issuing price: 260 yen Capitalization amount: 130 yen

Classification	Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code
Date of general meeting of shareholders	February 25, 2005
Date of board of directors meeting	August 17, 2005
Number of stock subscription warrants	7,950
Type of shares for purpose of stock subscription warrants	Common shares
Number of shares for purpose of stock subscription warrants	795,000
Issuing price of stock subscription warrants	No compensation
Price paid per share when exercising stock subscription warrants	215 yen per share
Exercise period	From August 26, 2005 to March 9, 2010
Capitalization amount	Issuing price: 215 yen Capitalization amount: 108 yen

Classification	Allocation of stock subscription warrants to third parties
Date of general meeting of shareholders	—
Date of board of directors meeting	December 2, 2005
Number of stock subscription warrants	1,353
Type of shares for purpose of stock subscription warrants	Common shares
Number of shares for purpose of stock subscription warrants	The type of shares for purpose of stock subscription warrants is common shares in our company. The number of shares that we will issue, or alternately transfer from common shares in our company in our possession ("issuance or transfer of common shares in our company," or simply "issuance/transfer") when these warrants are exercised shall be the number of stock subscription warrants exercised multiplied by 5,000,000 yen, then divided by the exercise price (defined below), rounded down to the nearest whole number. The number of shares for purpose of these stock subscription warrants ("number of allocation shares") shall be the number of shares in question divided by the number of these stock subscription warrants being exercised.
Issuing price of stock subscription warrants	10,000 yen each
Price paid per share when exercising stock subscription warrants	i. The amount to be paid when exercising each stock subscription warrant is the issue price multiplied by the number of allocation shares. ii. When this company issues or transfers common shares due to the exercise of stock subscription warrants, the amount paid per share (the "exercise price") shall initially be 320 yen per share. iii. Corrections to the issue price After December 20, 2005 is the effective exercise price immediately before the date of correction in question is 1 or more than yen greater or less that 90% of the average closing price of common shares in our company in normal trading, rounded down to the nearest yen ("date of correction price"), on the JASDAQ Securities Exchange for three consecutive trading days (but excluding days with no closing price) up to and including the day prior to the effective date of each exercise of these stock subscription warrants ("date of correction"), then the exercise price will be corrected to the exercise price starting from the date of correction in question. Note, however, that if exercise price shall not fall below 160 yen, nor rise above 1,120 yen.
Exercise period	From December 20, 2005 to December 19, 2007
Capitalization amount	The amount in the issue price of shares issued due to the exercise of these stock subscription warrants that is not capitalized shall be the issue price in question minus the capitalization amount. That capitalization amount shall be the amount of the issue price in question multiplied by 0.5, rounded down to the nearest yen.

(Note) The figures shown above for "no. of shares etc." are figures after adjustment for share consolidation carried out on April 1, 2005.

(2) Stock subscription warrants issued to persons other than shareholders under particularly advantageous conditions

i. Date of board of directors meeting

August 17, 2005

ii. Type and number of shares for purpose of stock subscription warrants

Common shares: 900,000

iii. Total number of stock subscription warrants

9,000 shares (100 shares for purpose of one new stock subscription warrant)

iv. Issuing price of stock subscription warrants

No compensation

v. Amount to be paid in the event of exercising stock subscription warrants

215 yen per share

vi. Period of exercise of stock subscription warrants

From August 26, 2005 to March 9, 2010

vii. Conditions of exercise of stock subscription warrants

(A) At the time of exercising rights, a person to receive an allotment of stock subscription warrants (hereinafter referred to as "person having stock subscription warrants") must be positioned as a director, an executive, an auditor, an advisor, or an employee of this company or a company related to this company. However, there is no such limitation in the case of resigning due to the fulfillment of one's appointed term, compulsory retirement, permanent transfer, or other reason deemed reasonable.

(B) In the event of the death of a person having stock subscription warrants during the exercise period, the inheritor of that person may inherit the warrants.

(C) Other conditions related to the exercise of warrants are to be determined in the allocation contract for stock subscription warrants.

viii. Grounds and conditions for cancellation of stock subscription warrants

(A) In the event of being unable to exercise stock subscription warrants due to not meeting the conditions of exercise established in clause vii above, the company may cancel the stock subscription warrants without compensation.

(B) In the event of the approval of an agreement of amalgamation by which the company will become dissolved, or when a proposal to approve a share exchange agreement by which the company will become a wholly owned subsidiary or a proposal for share transfer is approved at a general meeting of shareholders, the company may cancel the stock subscription warrants without compensation.

(C) Additionally, the company may obtain stock subscription warrants in accordance with a board of directors meeting at any time and cancel these stock subscription warrants without compensation.

xi. Restrictions on transferring stock subscription warrants

Approval at a board of directors meeting is required to transfer stock subscription warrants.

x. Granting of preferential stock subscription warrants

Preferential stock subscription warrants are granted gratuitously to directors, executives, auditors, and employees of our company or our affiliates.

xi. Names of persons receiving an allotment of stock subscription warrants, and number of stock subscription warrants allotted

(A) Names and titles of persons other than specified employees who have received allotments and number of stock subscription warrants received

Position or occupation	Name or title	Number of stock subscription warrants
Company CEO	Toyoyuki Yokohama	500
Company director	Haruhiko Higuchi	300
Company director	Koji Suzuki	200
Company auditor	Masayuki Ishii	300

(B) Names of specified employees who have received allotments and numbers of stock subscription warrants received (top 11 by number of warrants)

Division	Name	Number of stock subscription warrants
Company executive	Hiroshi Nishizawa	500
Affiliate director	Tsutomu Kikuchi	500
Affiliate director	Shirley Kao	300
Affiliate employee	Kenji Kagoike	145
Affiliate employee	Toshiki Tabata	145
Affiliate employee	Katsuhiro Nakatsugawa	145
Affiliate employee	Isao Higaki	145
Affiliate employee	Hideyo Tsutsumi	145
Affiliate employee	Koichi Iwata	145
Affiliate employee	Toyohisa Iwami	145
Affiliate employee	Akio Honda	145

(C) Status of stock subscription warrants issued to specified employees

Division	Company employee
Number of stock subscription warrants	2,300
Type of shares	Common shares
Number of shares	230,000
Number of persons to whom shares given	19

Division	Affiliate director
Number of stock subscription warrants	1,000
Type of shares	Common shares
Number of shares	100,000
Number of persons to whom shares given	4

Division	Affiliate employee
Number of stock subscription warrants	4,400
Type of shares	Common shares
Number of shares	440,000
Number of persons to whom shares given	68

4. Main lenders

No relevant item to report here.

5. Place of business of corporate group

Head office Shibuya-ku, Tokyo

6. Status of business combinations

(1) Status of important subsidiary corporations

Company name	Capital	Percentage of voting rights held by our company	Main business areas
Omega Project Co., Ltd	100,000,000 yen	100.0%	Developing, producing, and managing rights for motion picture-related software
Asia Movie Week Pte. Ltd.	470 thousand SGD	80.0%	Publication of movie magazines in Asia
Basara Pictures Co., Ltd	170 million yen	68.3%	Developing, producing, and managing rights for motion picture-related software
Omega Project Co., Ltd. (Korea) (Omega Pictures Co., Ltd.)	3,420 million Korean won	100.0%	Motion picture production, planning, distribution, and export/import business

(2) Status of important affiliated companies

Company name	Capital	Percentage of voting rights held by our company	Main business areas
M3 Entertainment Corporation	20 million yen	21.5%	Planning and production of motion-picture software
Saboten Park and Resort Co., Ltd.	10 million yen	33.0%	Commissioned management of theme parks, event planning etc.
Qualitek Electronics Co. Ltd.	625 million NTD	28.5%	Development, manufacture and sale of telecommunications devices

(3) Process of business combinations

In addition to Basara Pictures Co., Ltd. and Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.), starting this consolidated fiscal year, we have made Omega Project Co., Ltd. and Asia Movie Week Pte. Ltd. into consolidated subsidiaries. Additionally, on October 4, 2005, we obtained a 20.9% share of M3 Entertainment Corporation's stock, and on March 20, 2006, we obtained a 28.5% share of Qualitek Electronics Co. Ltd.'s shares, making them subject to the equity method.

Additionally in this consolidated fiscal year, we transferred all shares in O&Z Project Co., Ltd. to Zak Corporation Co., Ltd. The equity method thus no longer applies to this company.

(4) Results of business combinations

Consolidated subsidiaries of our company are the four important affiliated companies listed above. The companies listed under important affiliated companies are the companies subject to the equity method.

Consolidated sales in this period were 4,018 million yen (an increase of 161.0% compared to the previous period) and consolidated recurrent net profit was 571 million yen (a loss of 722 million yen in the previous fiscal year).

7. Status of acquisition, disposal, and possession of treasury shares

(1) Obtained shares

Common shares	157,001
Total obtained price	29,519,312 yen

(2) Disposed shares

Common shares	—
Total disposed amount	—

(3) Shares held in fiscal term

Common shares	159,983

(4) Treasury stock purchased via board of directors meeting in accordance with authority granted by articles of incorporation following 30th Ordinary General Meeting of Shareholders

Reason for necessity of purchase

To dynamically execute our fiscal policy in response to changes in the business environment

Common shares	157,000
Total obtained price	29,519,100 yen

(Note) The number of shares rose by one share over this amount due to the occurrence of a broken lot consequent to our share consolidation.

8. Status of employees of our corporate group

Division	No. of employees	Compared to previous period (increase/decrease)	Average age	Average no. of years of continuous service
	People	People	Age	Years
Men	15	1 (decrease)	31.5	3.7
Women	12	1 (Increase)	27.3	3.0
Total or average	27	—	29.6	3.4

9. Directors and auditors

Position	Name	Area of responsibility or main occupation
CEO	Toyoyuki Yokohama	Director and CEO of Union Holdings Co., Ltd. Director of TTG Co., Ltd.
President	Yoshiaki Kondo*	President, Omega Project Co., Ltd
Director	Koji Suzuki	CEO, Omega Project Co., Ltd. Director, Basara Pictures Co., Ltd
Director	Yoshiki Yamada	Auditor of Construction Project Consultants, Inc.
Director	Haruhiko Higuchi*	
Auditor	Masayuki Ishii*	
Auditor	Yoshihide Furubiki	Director of RAC, Inc.
Auditor	Takaya Kawada	

(Notes) 1. Directors and auditors denoted with an asterisk (*) were newly selected and appointed at the 30th Ordinary Ephemeral Meeting of Shareholders convened on June 24, 2005.

2. Director Haruhiko Higuchi is an outside director as stipulated by clause 2-7-2 of Commercial Code Law No. 188.
3. Auditors Masayuki Ishii, Yoshiki Yamada, and Takeshi Kawada are external auditors as stipulated by special clause 18-1 of Commercial Law No. 18 related to auditors of publicly traded companies.
4. Reassignment of directors and auditors in this period
   Toyoyuki Yokohama stepped down as president on September 30, 2005.
   Yoshiaki Kondo was named president on September 30, 2005.
   Ayako Matsuza stepped down as director on September 15, 2005.
5. Changes in responsibilities and main occupations of directors in this business period.
   Toyoyuki Yokohama was named Director of TTG Co., Ltd. on September 1, 2005.
   On June 7, 2005, Koji Suzuki was named president of Omega Project Co., Ltd., and Yoshiaki Kondo was named director of this company.
   Koji Suzuki was named Director of Basara Pictures Co., Ltd. on September 15, 2005.
6. Reassignment of directors subsequent to this fiscal term
   No relevant item to report here.
7. Our company is introducing an executive operating officer system. The executives at the end of this period are as shown below.
   Koji Kamiya, Executive director
   Yoshihiro Shingaki, Executive director
   Hiroshi Nishizawa, Executive director

10. Remunerations paid to directors and auditors

5 Directors: 26,250 thousand yen

3 Auditors: 2,100 thousand yen

11. Remuneration to accounts auditor

(1) Total sum of remunerations to be paid to accounts auditor by this company and subsidiaries of our company: 19,000 thousand yen

(2) Total sum of remuneration from sum shown in (1) above to be paid to the accounts auditor by this company and subsidiaries of our company in accordance with article 2-1 (audit certification) of the Certified Public Accountants Law (Law no. 103, 1948): 19,000 thousand yen

(3) Sum of remuneration as the accounts auditor of the total sum shown in (2) above to be paid to the accounts auditor by this company: 19,000 thousand yen

(Note) The sum of auditors' remunerations for auditing according to the Law for Special Provisions for the Commercial Code and for auditing according to securities and exchange laws are not divided in the auditing contract between our company and the accounts auditor and essentially cannot be divided, and therefore the monetary figure shown in (3) is the total of these amounts.

12. Important matters relating to conditions of our corporate group after the date of settlement

(1) At the April 20, 2006 meeting of the board, it was decided to acquire stock in Korea Tender Inc. (listed on KOSDAQ stock market; code 033880), making it a company subject to the equity method.

(2) On May 17, 2006, an amicable settlement was reached in the suit brought against our company in the Tokyo District Court on December 25, 2002 by Nihonbungeisha Co., Ltd. in a dispute over a publishing agreement.

Consolidated Balance Sheet

(As of March 31, 2006)

ASSETS	
Item	Amount
	(Thousand yen)
Current Assets	**10,663,501**
Cash and deposits	2,322,578
Accounts receivable	253,516
Unpaid accounts	929,119
Marketable securities for business investment	3,535,150
Inventories	11,786
Advance payments	1,160,908
Short-term accounts receivable	2,431,502
Other current assets	144,908
Reserve for doubtful accounts	−125,970
Fixed Assets	**1,013,008**
Property and Equipment	**6,820**
Buildings	2,826
Tools, equipment and fixtures	1,390
Automotive equipment	2,602
Intangible fixed assets	**113,821**
Consolidated adjustment accounts	111,573
Other	2,248
Investments and Other Assets	**892,366**
Investment securities	720,949
Long-term loans receivable	193,030
Long term operating receivables	133,059
Other	151,761
Reserve for doubtful accounts	−306,434
Total Assets	**11,676,509**

LIABILITIES	
Item	Amount
	(Thousand yen)
Current Liabilities	**742,205**
Accounts payable	78,190
Monies payable	258,433
Short-term loans payable	6,656
Corporate tax payable	21,864
Deferred tax liabilities	155,933
Reserve for settlement of claims	22,800
Other current liabilities	198,327
Fixed liabilities	**35,822**
Reserve for employees retirement benefits	9,866
Reserve for Directors retirement benefits for service	21,860
Deferred tax liabilities	699
Other fixed liabilities	3,396
Total Liabilities	**778,028**
Minor Shareholders Equity	
Minor Shareholders Equity	**55,266**
Shareholders Equity	
Capital stock	**3,371,405**
Additional paid-in capital	**6,695,409**
Retained earnings	**571,146**
Unrealized gain on securities	**228,412**
Account for adjustment on exchange conversion	**13,247**
Treasury stock	**−36,405**
Total Shareholders Equity	**10,843,215**
Total Liabilities, Minor Shareholders Equity and Shareholders Equity	**11,676,509**

(The figures stated above are rounded down to the nearest thousand yen.)

Consolidated Statement of Income and Loss

(from April 1, 2005
to March 31, 2006)

Item	Amount	
<<Ordinary Income and Expenses>>	(Thousand yen)	(Thousand yen)
(Operating Income and Expenses)		
Operating income		
Sales		**4,018,966**
Operating Expenses		
Sales costs	1,833,586	
Trading costs and general administrative expenses	998,842	**2,832,428**
Operating Income		**1,186,538**
(Non-Operating Income and Expenses)		
Non-Operating Income		
Interest received	74,639	
Other	16,781	**91,421**
Non-Operating Expenses		
Interest payment	16,055	
Amortization costs for new share issue	37,907	
Loss on surrender of insurance policy	57,552	
Other	20,613	**132,129**
Ordinary profit		**1,145,829**
<<Extraordinary income and losses>>		
Extraordinary income		
Income on sales of marketable investment securities	138,468	
Income on reversal of reserve for doubtful accounts	469,528	
Other	76,892	**684,890**
Extraordinary losses		
Loss on sales of affiliate's securities	8,863	
Loss on transfer of debts	509,013	
Loss from valuation of marketable securities for business investment	700,000	
Other	75,741	**1,293,617**
Net profit prior to adjustment for taxes		**537,102**
Corporate tax, residence tax, enterprise tax		**1,650**
Loss for minor shareholders		**36,546**
Net profit for this fiscal period		**571,997**

(The figures stated above are rounded down to the nearest thousand yen.)

Significant accounting principles used in the preparation of these Consolidated Financial Statements

1. Scope of consolidation
   (1) Number of consolidated subsidiaries............ 4
   (2 in Japan)
   (2 overseas)
   Names of consolidated subsidiaries
   (Companies in Japan)
   Basara Pictures Co., Ltd
   Omega Project Co., Ltd
   (Companies overseas)
   Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.)
   Asia Movie Week Pte. Ltd. (Singapore)
   Altered conditions
   (New) Company additions resulting from share acquisition and incorporation of new company: 2
   (Exclusion) Company reductions resulting from sale of shares: 1
   (2) Non-consolidated subsidiaries 0
2. Equity method applicable items
   No. of companies to which the equity method applies..............................3
   Altered conditions
   (New)Company additions resulting from share acquisition: 2
   Names of companies to which the equity method applies
   (Affiliated companies within Japan due to application of the equity method)
   Saboten Park Resort Co., Ltd. (Korea)
   M3 Entertainment Corporation
   (Affiliated companies outside Japan due to application of the equity method)
   Qualitek Electronics Co. Ltd. (Taiwan)
   Number of affiliated companies and non-consolidated subsidiaries to which the equity method does not apply... 0
3. Fiscal year for consolidated subsidiaries
   Of our companies subject to the equity method, the accounts settlement date for Qualitek Electronics Co. Ltd. is December 31. As the consolidated accounts settlement date is within three months from the date that this company's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the company at the conclusion of its fiscal year. Additionally, although the accounts settlement date of M3 Entertainment Corporation is September 30, it made a provisional settlement of accounts in end-March, and we have used this in the financial statements in question.
   Of our consolidated subsidiaries, the accounts settlement date for Omega Project Co., Ltd (Korea) (formerly Omega Pictures Co., Ltd.) is December 31. As the consolidated accounts settlement date is within three months of the date that this subsidiary's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the subsidiary at the conclusion of its fiscal year. However, these consolidated accounts are adjusted as necessary to take into account any important changes in business dealings that have occurred in the interim period between that subsidiary's account settlement date and the consolidated account settlement date.

Accounting Principles

1. Method of valuation and valuation standards for securities
   (1) Marketable securities
   Other marketable securities
   Marketable securities: - Marketable securities are stated at market value on the accounts settlement date. (The unrealized gains and losses are reported directly in shareholders' equity, and cost is determined by the moving average method.)
   Non-marketable securities: -Non-marketable securities are stated at cost determined by the moving average method.
   (2) Inventories
   Goods in process and image distribution rights are determined by the specific cost method.
   However, in respect of image distribution rights, these are depreciated over a 12-month depreciation period from the time they are provided for business use using the sum of the years digit method.
2. Depreciation method for fixed assets
   (1) Tangible fixed assets
   Depreciated using the declining balance method.
   (2) Intangible fixed assets
   Depreciated using the straight-line method.
   Further software for company use is depreciated using the straight-line method over its period of available use within the

company (3-5 years).

3. Reserve calculation standards

(1) Reserve for doubtful accounts

The reserve for doubtful accounts, in order to provide for irrecoverable loans, is in respect of ordinary loans calculated using the bad debt loss ratio. For loans specified as being doubtful accounts, the predicted irrecoverable amount is calculated based on the possibility of recovery for each individual loan.

(2) Reserve for settlement of claims

To provide for losses on claims determined based on the expected amount of loss.

(3) Reserve for retirement benefits

To provide retirement benefits for employees, based upon the forecast amount of retirement benefit obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(4) Reserve for retirement allowance for Directors

To provide a retirement allowance to Directors for services determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

4. Income and expenses calculation standards

In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.

In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.

5. Lease transactions

Financial lease transactions other than those where ownership of the leased property is transferred to the lessee are accounted for in accordance with the method applied to ordinary leases.

6. Valuation of consolidated subsidiaries' assets and liabilities

In respect of valuation of consolidated subsidiaries assets and liabilities the total market value method is applied.

7. Amortization of consolidated adjustment accounts

Amortization of consolidated adjustment accounts is as a general rule equal amortization over a 20-year period.

8. Accounting treatment for consumption tax

Consumption tax is accounted for by the tax exclusive method.

9. Accounting treatment for marketable securities for business investment

Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses.

Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.

Notes on the Consolidated Balance Sheet

1. Total amount of depreciation on tangible fixed assets 7,160 thousand yen
2. In addition to the fixed assets stated on the Consolidated Balance Sheet, there is also OA equipment that is a fixed asset under lease.
3. Guarantee liabilities 194,670 thousand yen
4. Contingent liabilities

(1) On May 23, 2002 in the Tokyo District Court, Igrec Corporation commenced proceedings in which our Company was named as defendant claiming payment in respect of the sale of television program broadcast airtime (Amount claimed approx. 59 million yen). This claim is presently being litigated.

(2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. 22 million yen). Although the claim was being litigated as of March 31, however, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved.

Our Company is of the opinion that the claims set forth in (1) above are unjustified, and that our Company's assertions will in the future be clearly shown to be correct in a court of law.

5. Investment security loan agreements

Marketable securities for business investment include 957,000 thousand yen in marketable securities on loan via loan agreements.

6. Regarding tax effect accounting

(1) Breakdown of deferred tax assets and liabilities by major causative factor (thousands of yen)

Deferred tax assets	
Reserve for doubtful accounts in excess of the limit for income tax deduction	4,508
Disputed valuation loss on inventories	193,733
Over-depreciation of image distribution rights	15,537
Disputed valuation loss on investment securities	1,234,266
Net loss carried forward	
Other	7,007,128
	35,082
Deferred tax assets subtotal	8,490,257
Amount of allowance account	−8,490,257
Deferred tax assets total	—
Deferred tax liabilities	
Unrealized gain on other marketable securities	156,633
Deferred tax liabilities total	156,633
Net deferred tax assets	−156,633

(2) Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting, by major causative factor

Legally effective tax rate	40.69%
Losses from entertainment and other expenses that can never be deducted	0.09%
Resident and other taxes on per-capita basis	0.31%
Amount of allowance account	−40.78%
Corporate tax rates after application of tax effect accounting	0.31%

Notes on the Consolidated Statement of Income and Loss

Net profit per share 10.12 yen

Report of the External Auditor on the Consolidated Financial Statements (Copy)

Independent Auditors Report

May 25, 2006

Omega Project Holdings Co., Ltd.
The Board of Directors

Kokusai Daiichi Audit Corporation

Designated Auditor Operations Executive	CPA	Yuu Mori (Seal)
Designated Auditor Operations Executive	CPA	Toru Sekimoto (Seal)

The Auditing Corporation, in accordance with Article 19.2.3 of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations," has audited the consolidated financial statements, i.e. the Balance Sheet and Statement of Income and Loss of Omega Project Holdings Co., Ltd. for the 31st fiscal year from April 1, 2005 to March 31, 2006. The Company is responsible for the compilation of these consolidated financial statements while the Auditing Corporation's responsibility is to provide its independent opinion on these consolidated financial statements.

Our audits were made in accordance with the auditing standards generally applied in Japan. The auditing standards are those that enable the Auditing Corporation to provide a sound guarantee as to whether or not the Company has disclosed to the Auditing Corporation in its consolidated financial statements all important activities. The audit was performed as a testing audit and examined as a whole the matters set forth in the consolidated financial statements including the Company's accounting policies, the methods applied and the evaluated estimates used by the Company. The Auditing Corporation judges that there is the sound basis required for a clear statement of opinion in respect of the audit results. This audit includes the auditing procedures performed in respect of the Company's subsidiaries where deemed necessary by the Auditing Corporation.

Results of the Audit: The Auditing corporation has determined that the consolidated financial statements stated above comply with the applicable laws and regulations and the Company's Articles of Incorporation and accurately represent the assets and income and loss of the company group comprised of Omega Project Holdings Co., Ltd. and its subsidiaries.

There is no special interest between the Company and the Auditing Corporation or the Auditors required to be notified under the Certified Public Accountants Law.

End

Report of the Board of Auditors in respect of the Consolidated Financial Statements (Copy)

Auditors Report in respect of the Consolidated Financial Statements

The Board of Auditors has received from each of the Auditors a report as to their audit method and results in respect of the consolidated financial statements (Consolidated Balance Sheet and Consolidated Statement of Income and Loss) for the 31st fiscal year from April 1, 2005 to March 31, 2006 and, having in consultations prepared this Auditors Report, do hereby report as follows:

1. Outline of the Auditors Method of Audit

   Each of the Auditors has performed an audit in accordance with the auditing principles set forth by the Board of Auditors and with due diligence and has received reports and explanation from the Directors and External Auditor in respect to the consolidated financial statements.

2. Audit Results

   The audit method and results of the External Corporate Auditor, Kokusai Daiichi Audit Corporation are sound.

May 26, 2006

Omega Project Holdings Co, Ltd., Board of Corporate Directors

Standing auditor	Takaya Kawada	(Seal)
Auditor	Yoshihide Furubiki	(Seal)
Auditor	Masayuki Ishii	(Seal)

(Note) Messrs. Takaya Kawada, Yohihide Furubiki and Masayuki Ishii are the External Corporate Auditors as stipulated in Article 18, Paragraph 1, of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations" in Japan.

Balance Sheet

(As of March 31, 2006)

ASSETS	
Item	Amount
	(Thousand yen)
Current Assets	**10,229,039**
Cash and deposits	2,257,927
Accounts receivable	260,796
Marketable securities for business investment	3,535,150
Inventories	7,497
Advance payments	851,542
Unpaid accounts	822,613
Short-term accounts receivable	2,476,138
Uncollected non-redeemable consumption tax	11,384
Other current assets	131,957
Reserve for doubtful accounts	–125,970
Fixed Assets	**1,316,211**
Property and Equipment	**5,435**
Buildings	2,440
Tools, equipment and fixtures	463
Automotive equipment	2,531
Intangible fixed assets	**1,950**
Telephone subscription rights	1,950
Investments and Other Assets	**1,308,826**
Investment securities	56,421
Affiliate s securities	742,806
Affiliate s bonds	340,500
Long-term loans receivable	193,030
Long term operating receivables	133,059
Other	138,361
Reserve for doubtful	–295,353
Total Assets	**11,545,251**

LIABILITIES	
Item	Amount
	(Thousand yen)
Current Liabilities	**588,221**
Accounts payable	68,531
Monies payable	245,755
Stock subscription warrants	13,530
Corporate tax payable	21,183
Deferred tax liabilities	155,933
Reserve for settlement of claims	22,800
Other current assets	60,487
Fixed liabilities	**32,843**
Long-term loans	1,932
Reserve for employees retirement benefits	6,886
Reserve for Directors retirement benefits for service	21,860
Deferred tax liabilities	699
Security Deposits	300
Other fixed liabilities	1,164
Total Liabilities	**621,064**
Shareholders Equity	
Capital stock	**3,371,405**
Additional paid-in capital	**6,695,409**
Capital Reserves	3,639,666
Income from capital reduction	3,055,743
Retained earnings	**665,467**
Unappropriated profit for this fiscal period	665,467
Unrealized gain on securities	**228,309**
Unrealized gain on other marketable securities	228,309
Treasury Stock	**–36,405**
Total Shareholders Equity	**10,924,186**
Total Liabilities and Shareholders Equity	**11,545,251**

(The figures stated above are rounded down to the nearest thousand yen.)

Statement of Income and Loss

(from April 1, 2005
to March 31, 2006)

Item	Amount	
<<Ordinary Income and Expenses>>	(Thousand yen)	(Thousand yen)
(Operating Income and Expenses)		
Operating income		
Sales		**3,984,596**
Operating Expenses		
Sales costs	1,776,065	
Trading costs and general administrative expenses	922,231	**2,698,296**
Operating Income		**1,286,299**
(Non-Operating Income and Expenses)		
Non-Operating Income		
Interest received	74,910	
Other	15,210	**90,121**
Non-Operating Expenses		
Interest payment	15,824	
Amortization costs for new share issue	37,557	
Loss on surrender of insurance policy	57,552	
Other	19,737	**130,672**
Ordinary profit		**1,245,748**
<<Extraordinary income and losses>>		
Extraordinary income		
Income on sales of marketable investment securities	161,161	
Income on reversal of reserve for doubtful accounts	480,609	
Other	73,391	**715,162**
Extraordinary losses		
Loss on transfer of debts	509,013	
Loss on sales of affiliate's securities	10,898	
Loss from valuation of marketable securities for business investment	700,000	
Other	74,320	**1,294,232**
Net profit pre taxes		**666,678**
Corporate tax, residence tax, enterprise tax		**1,210**
Net profit for this fiscal period		**665,467**
Unappropriated profit for this fiscal period		**665,467**

(The figures stated above are rounded down to the nearest thousand yen.)

Significant Accounting Principles

1. Method of valuation and valuation standards for securities

(1) Marketable securities

i. Shares of subsidiaries and affiliates

Moving average method cost method.

ii. Other marketable securities

Marketable securities:	- Marketable securities are stated at market value on the accounts settlement date. (The unrealized gains and losses are reported directly in shareholders' equity, and cost is determined by the moving average method.)
Non-marketable securities:	-Non-marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Image distribution rights

Depreciated over a 12-month depreciation period from the time they are provided for business based on the sum of the years digit method using the specific cost method.

2. Depreciation method for fixed assets

(1) Tangible fixed assets

Depreciated using the declining balance method.

(2) Intangible fixed assets

Depreciated using the straight-line method.

Further software for company use is depreciated using the straight-line method over its use possible period within the company (3-5 years).

3. Deferred assets treatment method

Costs for new share issue

Treated as total cost at payment.

4. Reserve calculation standards

(1) Reserve for doubtful accounts

The reserve for doubtful accounts, in order to provide for irrecoverable loans, is in respect of ordinary loans calculated using the bad debt loss ratio. For loans specified as being doubtful accounts, the predicted irrecoverable amount is calculated based on the possibility of recovery for each individual loan.

(2) Reserve for settlement of claims

To provide for losses on claims determined based on the expected amount of loss.

The reserve for settlement of claims is a reserve as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

(3) Reserve for retirement benefits

To provide retirement benefits for employees based upon the forecast amount of retirement benefit s obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(4) Reserve for retirement allowance for Directors

To provide a retirement allowance to Directors for services determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

The reserve for retirement allowance for Directors is a reserve as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5. Income and expenses calculation standards

In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.

In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.

6. Lease transactions

Financial lease transactions other than those where ownership of the leased property is transferred to the lessee are accounted for in accordance with the method applied to ordinary leases.

7. Accounting treatment for consumption tax

Consumption tax is accounted for by the tax exclusive method.

8. Accounting treatment for marketable securities for business investment

Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses.

Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.

Notes on the Balance Sheet

1. Short-term monies receivable from affiliated companies 1,650,402 thousand yen
2. Total amount of depreciation on tangible fixed assets 4,430 thousand yen
3. In addition to the fixed assets stated on the Balance Sheet, there is also OA equipment that is a fixed asset under lease.
4. Guarantee liabilities 194,670 thousand yen
5. Contingent liabilities
   (1) On May 23, 2002 in the Tokyo District Court, Igrec Corporation commenced proceedings in which our Company was named as defendant claiming payment in respect of the sale of television program broadcast airtime (Amount claimed approx. 59 million yen). This claim is presently being litigated.
   (2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. 22 million yen). Although the claim was being litigated as of March 31, however, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved.
   Our Company is of the opinion that the claims set forth in (1) above are unjustified, and that our Company's assertions will in the future be clearly shown to be correct in a court of law.
6. Limited dividend amount as stipulated under Article 124.3 of the Commercial Code Enforcement Regulations
   Increased net asset amount under asset market valuation 228,309 thousand yen
7. Investment security loan agreements
   Marketable securities for business investment include 957,000 thousand yen in marketable securities on loan via loan agreements.
8. Regarding tax effect accounting
   (1) Breakdown of deferred tax assets and liabilities by major causative factor (thousands of yen)

Deferred tax assets	
Disputed valuation loss on inventories	193,733
Over-depreciation of image distribution rights	15,537
Disputed valuation loss on investment securities	1,234,266
Net loss carried forward	6,950,193
Other	32,096
Deferred tax assets subtotal	8,425,827
Amount of allowance account	–8,425,827
Deferred tax assets total	0
Deferred tax liabilities	
Unrealized gain on other marketable securities	156,633
Deferred tax liabilities total	156,633
Net deferred tax assets	–156,633

   (2) Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting, by major causative factor

Legally effective tax rate	40.69%
Losses from entertainment and other expenses that can never be deducted	0.04%
Resident and other taxes on per-capita basis	0.18%
Amount of allowance account	–40.73%
Corporate tax rates after application of tax effect accounting	0.18%

Notes on the Statement of Income and Loss

1. Volume of business with affiliated companies
   Business trading
   (Sales) 190,093 thousand yen
   Trading amount other than business trading 9,718 thousand yen
2. Net profit per share 11.77 yen

Proposed Appropriation of Retained Income

Disposal of unappropriated profit for this fiscal period

Item	Amount
I. Unappropriated profit for this fiscal period	665,467,931 yen
To be appropriated as follows.	
II. Profits carried forward to the next fiscal period	665,467,931

Appropriation of other additional paid-in capital

Item	Amount
I. Other additional paid-in capital	3,055,743,346 yen
To be appropriated as follows.	
II. Other additional paid-in capital carried forward to the next fiscal period	3,055,743,346

Report of the External Auditor on the Audit (Copy)

Independent Auditors Report

May 25, 2006

Omega Project Holdings Co., Ltd.
The Board of Directors

Kokusai Daiichi Audit Corporation

Designated Auditor Operations Executive	CPA	Yuu Mori (Seal)
Designated Auditor Operations Executive	CPA	Toru Sekimoto (Seal)

The Auditing Corporation, in accordance with Article 2.1 of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations," has audited the financial statements, i.e. the Balance Sheet, Statement of Income and Loss, Business Report (limited to the Accounts related portions), and Proposed Appropriation of Retained Income together with the attachments thereto (limited to the Accounts related portions) of Omega Project Holdings Co., Ltd. for the 31st fiscal year from April 1, 2005 to March 31, 2006. In respect of the accounting portions of the Business Report and attachments thereto that are the subject of the audit, part of the information stated therein was compiled based upon the books of account of the Company. The Company is responsible for the compilation of these financial statements and the attachments thereto, while the Auditing Corporation s responsibility is to provide its independent opinion on these financial statements and the attachments thereto.

Our audits were made in accordance with the auditing standards generally applied in Japan. The auditing standards are those that enable the Auditing Corporation to provide a sound guarantee as to whether or not the Company has disclosed to the Auditing Corporation all important activities in the Company's financial statements and the attachments thereto. The audit was performed as a testing audit and examined as a whole the matters set forth in the financial statements and attachments thereto including the Company's accounting policies, the methods applied and the evaluated estimates used by the Company. The Auditing Corporation judges that there is the sound basis required for a clear statement of opinion in respect of the audit results. This audit includes the auditing procedures performed in respect of the Company's subsidiaries where deemed necessary by the Auditing Corporation.

The audit results and the opinions of the Auditing Corporation are as follows:
(1) The Balance Sheet and Statement of Income and Loss are in accordance with the applicable laws and regulations and the Company's Articles of Incorporation, and accurately reflect the Company's assets, income and losses.
(2) The Business Report (limited to the Accounts related portions) is in accordance with the applicable laws and regulations and the Company's Articles of Incorporation, and accurately reflects the Company's assets, income and losses.
(3) The Proposed Appropriation of Retained Income is in conformity with the applicable laws and regulations and the Company's Articles of Incorporation.
(4) The attachments to the financial statements (limited to the financial statements related portions) contain no items required to be notified under the Commercial Code.

There is no special interest between the Company and the Auditing Corporation or the Auditors required to be notified under the Certified Public Accountants Law.

End

Report of the Board of Auditors in respect of the Consolidated Financial Statements (Copy)

Auditors Report in respect of the Consolidated Financial Statements

The Board of Auditors has received from each of the Auditors a report as to their audit method and results in respect of the Directors execution of their duties for the the 31st fiscal year from April 1, 2005 to March 31, 2006 and, having in consultation prepared this Auditors Report, do hereby report as follows:

1. Outline of the Auditors Method of Audit

In preparing this Audit, each of the Auditors has performed an audit in accordance with the auditing principles set forth by the Board of Auditors and with due diligence and in addition to attending the Board of Directors Meetings and other important meetings have also received business reports from the Directors and made enquiries of these persons concerning the execution of their duties. Important payment documents have been reviewed and the operations and assets of the Head Office and major branches have been examined. Where necessary we have received business reports from the Company's subsidiaries. Further we have received the report and opinions provided by the External Corporate Auditor and conducted a thorough examination of the Company's financial statements and attachments thereto.

In respect of possible competing dealings by the Directors, conflicts of interest between the Company and the Directors, grants of earnings for no consideration by the Company, any other non-customary dealings between subsidiaries or shareholders and the acquisition or disposal of treasury stock, in addition to the audit methods above, where necessary reports have been received from the Directors and a detailed investigation of said dealings performed.

2. Audit Results

(1) The audit method and results of the Kokusai Ddaiichi Audit Corporation are sound.

(2) The Business Report is in accordance with the applicable laws and the Company's Articles of Incorporation and accurately reflects the Company's position.

(3) In respect of the proposed appropriation of retained income, the Company's assets and other relevant matters have been considered and there are no other matters required to be notified.

(4) The attachments to the financial statements accurately state the matters contained therein and there are no other matters required to be notified.

(5) The Directors in the execution of their duties have committed no acts of wrongdoing or any substantive breach of any applicable law or the Company's Articles of Incorporation.

Further in respect of possible competing dealings by the Directors, conflicts of interest between the Company and the Directors, grants of earnings for no consideration by the Company, any other non-customary dealings between subsidiaries or shareholders and the acquisition or disposal of treasury stock, there has been no breach by the Directors of their obligations.

May 26, 2006

Omega Project Holdings Co, Ltd., Board of Corporate Directors

Standing auditor	Takaya Kawada	(Seal)
Auditor	Yoshihide Furubiki	(Seal)
Auditor	Masayuki Ishii	(Seal)

(Note) Messrs. Takaya Kawada, Yohihide Furubiki and Masayuki Ishii are the External Corporate Auditors as stipulated in Article 18, Paragraph 1, of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations" in Japan.

Reference document concerning the exercise of voting rights

1. Number of shareholder voting rights

656,426

2. Proposals and reference items

Proposal 1 - Approval of proposed disposal of profit in 31st period

This proposal is as described on page X of the Appended Papers.

With regard to the appropriation of unappropriated profit for this fiscal period and other additional paid-in capital, we must regretfully conclude that in light of our consolidated performance this period and our various circumstances, we must forego paying a dividend this period.

Proposal 2 - Partial changes to articles of incorporation

1. Reasons for changes

(1) We propose a change to the address of our Head Office.

(2) The "Corporations Act" (law number 86 of 2005) went into effect on May 1, 2006. Consequently, in order to clarify the rights to fractional shares, we propose the addition of a new article: "Article 10. Rights of Holders of Fractional Shares."

(3) Consequent to the enactment of the "enforcement regulations of the corporations act" (Ministry of Justice ordinance 12 of 2006) and "company accounting regulations" (Ministry of Justice ordinance 13 of 2006), if we disclose the reference documents to our general shareholders' meetings, our business reports, financial statements, and consolidated financial statements to the public via the Internet for a specified period of time, it will be deemed that we have provided part or all of the information in those documents to our shareholders. We thus propose the addition of a new article of incorporation – "Article 16. Disclosure of Reference Documents for General Shareholders' Meeting via Internet and Deemed Provision" – as an inexpensive way to provide full disclosure of information.

(4) We propose necessary amendments to current article of incorporation 14. "Voting by Proxy" in accordance with "enforcement regulations of the corporations act" (Ministry of Justice ordinance 12 of 2006), in order to clarify the number of proxies who will attend the general meeting of shareholders and vote by proxy, and to inform all shareholders of this.

(5) We propose the creation of a new article of incorporation – "Article 27. Omission of Board Votes" – in order to enable speedy decision making, since consequent to the enactment of the Corporations Act (law number 86 of 2005), which went into effect on May 1, 2006, it is now possible to omit votes on decisions made with the unanimous agreement of the board via recording on paper or electronic media.

(6) Consequent to the enactment of the "Corporations Act" (law number 86 of 2005) on May 1, 2006, it is now permitted to exempt the accounts auditor from liability, and sign an agreement with external auditors and the accounts auditor limiting their liability via a vote by the board of directors. We thus propose the addition of a clause 2 to the current article of incorporation 31. "Exemption of Auditor Liability" concerning auditors, and creation of a new article of incorporation – 41 – concerning the accounts auditor, in order to fully leverage the expected roles of the external auditors and accounts auditor.

(7) Consequent to the enactment of the "Corporations Act" (law number 86 of 2005) and the "Law Concerning Preparation of Relevant Laws Accompanying Effectuation of the Corporations Act" (law number 87 of 2005) on May 1, 2006, we propose the creation and modification of provisions in the articles of incorporation deemed to have predetermined definitions, as well as modify the terminology and legal citations in the articles as whole in accordance with the Corporations Act.

(8) We propose carrying down the article numbers and making other adjustments in accordance with the above amendments.

2. Description of amendments

The proposed amendments are described below.

(Underlining indicates changed sections)

Current article of incorporation	Proposed change
Section 1: General provisions 1 to 2: (Text of articles omitted)	Section 1: General provisions 1 to 2: (Unchanged)
(Address of Home Office) Article 3: The company's home office is located in Shibuya-ku, Tokyo.	(Address of Home Office) Article 3: The company's home office is located in Chiyoda-ku, Tokyo.
(Notification method) Article 4: Company notifications are to be carried out by electronic notification. However, in the event of a reason for being unable to carry out notification electronically, notifications are to be published in the Nihon Keizai Shimbun issued in Tokyo Prefecture.	(Notification method) Article 4: The method of company notifications is to be electronic notification. However, in the event of an accident or other reason for being unable to carry out notification electronically, notifications are to be published in the Nihon Keizai Shimbun issued in Tokyo Prefecture.
(New)	(Institutions) Article 5: The company shall appoint a board of directors, auditors, board of corporate auditors, and accounts auditor.
Section 2: Shares	Section 2: Shares
(Total Number of Shares Issued) Article 5: The total number of shares issued by this company shall be 190,000,000.	(Total Number of Issuable Shares) Article 6: The total number of shares issuable by this company shall be 190,000,000.
(New)	(Issuance of Share Certificates) Article 7: The company shall issue certificates for its shares.
(Acquisition of Treasury Stock) Article 6: In accordance with the stipulations of article 211-3-1-2 of the Commercial Code, it is possible to purchase treasury stock pursuant to a vote of the board of directors.	(Acquisition of Treasury Stock) Article 8: In accordance with the stipulations of article 165-2 of the Corporations Act, it is possible to acquire treasury stock via a vote of the board of directors.
(Number of Shares in Trading Unit) Article 7: The trading unit of shares in this company shall be 100 shares.	(Number of Shares per Trading Unit) Article 9: The number of shares per trading unit of this company shall be 100 shares.
2. The company shall not issue shares in units of less than the trading unit of shares. However, this does not apply to specific provisions regarding the handling of shares.	2. The company shall not issue shares in units of less than the trading unit of shares ("fractional shares"). However, this does not apply to specific provisions regarding the handling of shares.
(New)	(Rights of Holders of Fractional Shares) Article 10: Shareholders of this company (including real shareholders; the same applies below) cannot exercise any rights with regard to fractional shares in their possession, other than those stipulated in these articles of incorporation as follows. (1) Rights enumerated in article 189-2 of the Corporations Act (2) Exercise of rights as stipulated in article 166-1 of

	the Corporations Act (3) The right to receive allocation of new share subscriptions and stock subscription warrants in accordance with the number of shares possessed by the shareholder
(Provisions Regarding Handling of Shares) Article 8: The types of shares issued by this company, and procedures and fees for handling of requests to transfer shares or purchase fractional shares, register lost shares, and the like shall be in accordance with provisions regarding the handling of shares stipulated by the board of directors.	(Provisions Regarding Handling of Shares) Article 11: The types of shares issued by this company, and fees and handling regarding transfer of shares or purchase of fractional shares, or the like regarding shares or stock subscription warrants, or registration of lost share certificates shall be in accordance with the applicable laws and regulations and the Company's Articles of Incorporation, as well as provisions regarding the handling of shares stipulated by the board of directors.
(Transfer Agents) Article 9: The company shall appoint a share transfer agent. 2. The transfer agent and its offices shall be selected via board vote. 3. The register of shareholders of this company (including the register of real shareholders; the same applies below) and the register of lost share certificates shall be kept in the offices of the transfer agent, and the transfer agent shall handle the tasks related to the transfer of shares, registration of pledges, display of trust accounts, delivery of share certificates, registration of lost share certificates, notification of receipt, handling of requests for the purchase of fractional shares, and the like, and these tasks shall not be handled by the company.	(Shareholder Register Manager) Article 12: The company shall appoint a shareholder register manager. 2. The shareholder register manager and its offices shall be selected via board vote. 3. The register of shareholders of this company (including the register of real shareholders; the same applies below) and the register of lost share certificates shall be kept in the offices of the shareholder register manager, and the shareholder register manager shall handle the tasks related to the transfer of shares, registration of pledges, display of trust accounts, delivery of share certificates, registration of lost share certificates, notification of receipt, handling of requests for the purchase of fractional shares, and the like, and these tasks shall not be handled by the company.
(Base Date) Article 10: Shareholders of this company listed or recorded in the register of shareholders (hereinafter also including real shareholders) as of the date of the settlement of accounts will be able to exercise voting rights at the ordinary general meeting of shareholders pertaining to that settlement term. 2. Regardless of the above stipulation, with advance notification, the board of directors may determine a different date on which shareholders of this company are to be listed or recorded in the register of shareholders in order to be able to exercise voting rights at the ordinary general meeting of shareholders pertaining to that settlement term. 3. In addition to clause 2 above and other situations established in these articles, the base date can be determined by prior notification when necessary.	(Base Date) Article 13: Shareholders of this company listed or recorded in the register of shareholders (hereinafter also including real shareholders) as of that fiscal year-end will be able to exercise voting rights at the ordinary general meeting of shareholders pertaining to that fiscal year. 2. Regardless of the above stipulation, with advance notification, the board of directors may determine a different date on which shareholders of this company are to be listed or recorded in the register of shareholders in order to be able to exercise voting rights at the ordinary general meeting of shareholders pertaining to that fiscal year. (Deleted)
Section 3: Shareholders General Meeting (Convocation) Article 11: General meetings of shareholders shall be convened within three months of the day following that settlement date, and extraordinary general meetings of shareholders shall be convened when needed.	Section 3: Shareholders General Meeting (Convocation) Article 14: General meetings of shareholders shall be convened within three months of the day following that fiscal year-end, and extraordinary general meetings of shareholders shall be convened when needed.
(Convocator and Meeting Chair) Article 12: (Text of article omitted)	(Convocator and Meeting Chair) Article 15: (Unchanged)
(New)	(Disclosure of Reference Documents for General Shareholders' Meeting via Internet and Deemed Provision) Article 16: When a general meeting of shareholders is convened, reference documents for the

Current	Proposed
	Shareholders General Meeting, business reports, financial statements, consolidated financial statements, and other information to be displayed shall be disclosed by means of the Internet as stipulated by Ministry of Justice ordinance, and it can thereby be deemed that this information has been provided to the shareholders.
(Meeting Chair) Article 13: The chair of the general meeting of shareholders shall be decided by a majority vote of attending shareholders, barring specific stipulations in the applicable laws and regulations or the Company's Articles of Incorporation. 2. In accordance with article 343 of the Commercial Code, in order for a chair to be selected, the meeting must be attended by shareholders holding shares amounting to at least one third of all shareholder-voting rights, and the chair must receive at least two thirds of these votes.	(Meeting Chair) Article 17: The chair of the general meeting of shareholders shall be decided by a majority vote of attending shareholders with voting rights, barring specific stipulations in the applicable laws and regulations or the Company's Articles of Incorporation. 2. As stipulated in article 309-2 of the Companies Act, in order for a chair to be selected, the meeting must be attended by shareholders with the ability to exercise voting rights holding shares amounting to at least one third of all shareholder-voting rights, and the chair must receive at least two thirds of these votes.
(Vote by Proxy) Article 14: Shareholders may vote by proxy using another shareholder of this company with voting rights as proxy. In this case, proof of right of proxy must be submitted to the company in writing.	(Vote by Proxy) Article 18: Shareholders may vote by proxy using another shareholder of this company with voting rights as proxy. In this case, proof of right of proxy must be submitted to the company in writing.
Article 15: (Text of article omitted)	Article 19: (Unchanged)
Section 4: Directors and Board of Directors Article 16: (Text of article omitted)	Section 4: Directors and Board of Directors Article 20: (Unchanged)
(Appointments and Dismissals) Article 17: Appointment and dismissal of directors is to be carried out at a general meeting of shareholders. 2. The appointment of directors of this company will be carried out when shareholders possessing shares amounting to at least one third of the shareholder voting rights are in attendance, wherein the majority of those voting rights are for that determination. 3. The decision to appoint directors shall not be made by cumulative vote. 4. In regard to determining dismissal in clause 1, this will be carried out when shareholders possessing shares amounting to more than half of the shareholder voting rights are in attendance, wherein two-thirds or more of those voting rights are for that determination.	(Appointments and Dismissals) Article 21: (Unchanged) 2. The appointment of directors of this company will be carried out when shareholders able to exercise voting rights and possessing shares amounting to at least one third of the shareholder voting rights are in attendance, wherein the majority of those voting rights are for that determination. 3. (Unchanged) 4. (Unchanged)
(Appointed Terms) Article 18: The appointed term of board directors shall be until the end of the scheduled general meeting of shareholders for the final settlement period within two years of appointment.	(Appointed Terms) Article 22: The appointed term of board directors shall be until the end of the scheduled general meeting of shareholders for the final fiscal year within no more than two years of appointment.
19 to 21: (Text of articles omitted)	23 to 25: (Unchanged)
(Remuneration) Article 22: The remuneration and retirement allowance of board directors shall be stipulated pursuant to a vote of the general meeting of shareholders.	(Remuneration, Etc.) Article 26: The remuneration, bonuses, and property interests as payment for performance of duties of directors ("Remuneration, Etc.") shall be determined via vote of the general meeting of shareholders.
(New)	(Omission of Board Votes) Article 27: This company shall deem that a board vote has been made if the conditions of article 370 of the

Current	Proposed
	Companies Act are met.
(Exemption of Liability of Directors) Article 23: In accordance with the stipulations of article 266-12 of the Commercial Code, this company may exempt directors (including former directors) from liability for actions in relation to clause 1-5 thereof within the limits of applicable liability laws and ordinances, pursuant to a vote by the board of directors.	(Exemption of Liability of Directors) Article 28: In accordance with the stipulations of article 426-1 of the Companies Act, this company may exempt directors (including former directors) from liability for actions in relation to article 423-1 thereof within the limits of applicable liability laws and ordinances, via a vote by the board of directors.
2. In accordance with the stipulations of article 266-19 of the Commercial Code, this company may sign an agreement with external directors limiting their liability for actions in relation to clause 1-5 thereof. Note, however, that the limit on liability afforded by this agreement shall be the amount stipulated by applicable laws and ordinances.	2. In accordance with the stipulations of article 427-1 of the Companies Act, this company may sign an agreement with external directors limiting their liability for actions in relation to article 423-1 thereof. Note, however, that the limit on liability afforded by this agreement shall be the amount stipulated by applicable laws and ordinances.
Section 5: Auditors and Board of Corporate Auditors 24 to 25: (Text of article omitted)	Section 5: Auditors and Board of Corporate Auditors 29 to 30: (Unchanged)
(Appointed Terms) Article 26: The appointed term of auditors shall be until the end of the scheduled general meeting of shareholders for the final settlement period within four years of appointment.	(Appointed Terms) Article 31: The appointed term of auditors shall be until the end of the scheduled general meeting of shareholders for the final fiscal year within no more than four years of appointment.
2. The appointment of auditors to fill vacancies shall be until the end of the term that the resigning auditor would have completed.	2. (Unchanged)
(Standing Auditor) Article 27: The auditors shall designate several standing auditors from amongst themselves.	(Standing Auditor) Article 32: The board of corporate auditors shall select several standing auditors by vote.
(Board of Auditors) Article 28: (Text of article omitted)	(Notification of Convocation of Board of Auditors) Article 33: (Unchanged)
(Board of Auditor Regulations) Article 29: (Text of article omitted)	(Board of Auditor Regulations) Article 34: (Unchanged)
(Remuneration) Article 30: The remuneration and retirement allowance of auditors shall be stipulated pursuant to a vote of the general meeting of shareholders.	(Remuneration, Etc.) Article 35: The Remuneration, Etc. of auditors shall be stipulated via a vote of the general meeting of shareholders.
(Exemption of Liability of Auditors) Article 31: In accordance with the stipulations of article 280-1 of the Commercial Code, this company may exempt auditors (including former auditors) from liability within the limits of applicable liability laws and ordinances, pursuant to a vote by the board of directors.	(Exemption of Liability of Auditors) Article 36: In accordance with the stipulations of article 426-1 of the Companies Act, this company may exempt auditors (including former auditors) from liability as stipulated in article 423-1 thereof within the limits of applicable liability laws and ordinances, via a vote by the board of directors.
(New)	2. In accordance with the stipulations of article 427-1 of the Companies Act, this company may sign an agreement with external auditors limiting their liability as stipulated in article 423-1 thereof. Note, however, that the limit on liability afforded by this agreement shall be the amount stipulated by applicable laws and ordinances.
(New)	Section 6: Accounts Auditor
(New)	(Number of Auditors) Article 37: This company shall appoint one accounts auditor.
(New)	(Appointments) Article 38: Appointment of accounts auditors is to be carried out at a general meeting of shareholders.

Current	Proposed
(New)	(Appointed Terms) Article 39: The appointed term of the accounts auditor shall be until the end of the scheduled general meeting of shareholders for the final fiscal year within no more than one year of appointment. 2. Unless specifically voted otherwise in the regular general meeting of shareholders meeting of the preceding clause, the accounts auditor shall be re-appointed at the regular general meeting of shareholders in question.
(New)	(Remuneration, Etc.) Article 40: The Remuneration, Etc. of accounts auditors shall be stipulated by the company CEO with the agreement of the board of corporate auditors.
(New)	(Exemption of Liability of Accounts Auditor) Article 41: In accordance with the stipulations of article 426-1 of the Companies Act, this company may exempt accounts auditors (including former accounts auditors) from liability as stipulated in article 423-1 thereof within the limits of applicable liability laws and ordinances, via a vote by the board of directors. 2. In accordance with the stipulations of article 427-1 of the Companies Act, this company may sign an agreement with accounts auditors limiting their liability as stipulated in article 423-1 thereof. Note, however, that the limit on liability afforded by this agreement shall be the amount stipulated by applicable laws and ordinances.
Section 6: Accounting	Section 7: Accounting
(Business Period) Article 32: The business period of this company shall be the year from April 1st of each year until March 31st of the following year.	(Fiscal Year) Article 42: The fiscal year of this company shall be the year from April 1st of each year until March 31st of the following year.
(Corporate Dividends) Article 33: Corporate dividends shall be paid to the shareholders listed in the register of shareholders or registered pledgees of that settlement date.	(Payment of Dividends) Article 43: Dividends shall be paid to the shareholders listed in the register of shareholders or registered share pledgees at the end of that fiscal year.
(Interim Dividends) Article 34: A monetary dividend pay be paid to the shareholders listed on the register of shareholders or registered pledgees at the end of September 30 of that year (called an "interim dividend") via vote by the board of directors, in accordance with the stipulations of article 293-5 of the Commercial Code.	(Interim Dividends) Article 44: A monetary dividend pay be paid to the shareholders listed on the register of shareholders or registered share pledgees at the end of September 30 of that year (called an "interim dividend") via vote by the board of directors, in accordance with the stipulations of article 454-5 of the Companies Act.
(Exclusion of Dividends) Article 35: This company is exempt from the payment of corporate dividends and interim dividends if they are not received within three full years from the day payments were started.	(Exclusion of Dividends) Article 45: This company is exempt from the payment of dividends and interim dividends if they are not received within three full years from the day payments were started.

Proposal 3 - Selection and appointment of two directors

The terms of directors Toyoyuki Yokohama, Koji Suzuki, and Yoshiki Yamada will expire at the conclusion of the general meeting, and director Haruhiko Higuchi will resign at the conclusion of the general meeting.

We request appointment of two new directors.

We believe the appointment of two new directors to make a total of three directors of our company will strengthen the board of directors and achieve even greater maneuverability in company administration.

The candidates for directors are as shown below.

Candidate No.	Name (Date of birth)	Career outline and status as representative of other companies		No. of company shares held
1	Toyoyuki Yokohama (Born Jul. 7, 1956)	Sep. 1979	Begins working for Dai-Tokyo Fire and Marine Insurance Company, Limited (currently Aoi Insurance Co., Ltd.)	450,000
		Sep. 1997	Appointed as CEO of Omega Project Co., Ltd. (currently Basara Pictures Co., Ltd.)	
		Jun. 1998	Appointed CEO of Bodysonic Co., Ltd. (currently Omega Project Holdings Co., Ltd.)	
		Nov. 2002	Appointed CEO of Union Optical Co., Ltd. (currently Union Holdings Co., Ltd.) (post currently held)	
		Feb. 2003	Appointed director of Union Saving Co., Ltd. (currently USS Securities Co., Ltd.) (post currently held)	
		Jun. 2004	Appointed President and CEO of Omega Project Co., Ltd. (currently Omega Project Holdings Co., Ltd.)	
		Dec. 2004	Appointed President of Saboten Park and Resort Co., Ltd. (post currently held)	
		Aug. 2005	Appointed director of Qualitek Electronics Co. Ltd. (post currently held)	
		Sep. 2005	Appointed director of Tsuzuki Tsushin Gijutsu Co., Ltd. (currently TTG Co., Ltd.) (post currently held)	
		Sep. 2005	Appointed director of Omega Project Holdings Co., Ltd. (post currently held)	
		Jun. 2006	Appointed director of KoreaTender Inc. (planned)	
2	Koji Suzuki (Born Nov. 4, 1954)	Apr. 1977	Begins working for Dai-Tokyo Fire and Marine Insurance Company, Limited (currently Aoi Insurance Co., Ltd.)	106,700
		Apr. 2004	Appointed executive director of Omega Project Co., Ltd. (currently Omega Project Holdings Co., Ltd.)	
		Jun. 2004	Appointed CEO of Omega Project Holdings Co., Ltd. (post currently held)	
		Jun. 2005	Appointed CEO of Omega Project Co., Ltd. (post currently held)	
		Sep. 2005	Appointed CEO of Basara Pictures Co., Ltd (post currently held)	

(Note) There are no special interests in the relationship between the candidates and Omega Project Holdings.

Proposal 4 - Selection and appointment of one auditor

Auditor Masayuki Ishii will resign at the conclusion of the general meeting, and therefore we request the appointment of an auditor.

Note that the consent of the board of corporate auditors has been obtained concerning this proposal.

The candidate for auditor is as shown below.

Name (Date of birth)	Career outline and status as representative of other companies		No. of company shares held
Michiyasu Inoue (Born Feb. 4, 1948)	Apr. 1966	Begins working for Nisshin Kisen Co., Ltd. (currently Shecom K.K.)	—
	Jun. 1996	Appointed director of same company	
	Jun. 1997	Appointed auditor of same company	
	Sep. 1998	Begins working for Hill Crest Golf Club Co., Ltd.; appointed General Manager of General Affairs	
	Apr. 2001	Begins working at Mebiol Inc.; appointed General Manager of General Affairs	
	May 2006	Begins working at Union Holdings Co., Ltd.; appointed General Manager of General Affairs (post currently held)	

(Notes) 1. There are no special interests in the relationship between the candidate and Omega Project Holdings.

2. Michiyasu Inoue is a candidate for external auditor.

Proposal 5 - Issuance of stock subscription warrants as stock options

In accordance with articles 236, 238-1, and 239-1 and 2 of the Commercial Code, we request approval to grant stock subscription warrants to the directors, executive directors, auditors, advisors, and employees of our company and affiliates as stock options, as outlined below. Note that as the granting of stock subscription warrants to directors and auditors of our company falls under the stipulations for Remuneration, Etc. in articles 361-1-3 and 387-1 of the Companies Act, we also request approval to grant these stock subscription warrants to directors and auditors as Remuneration, Etc. separate from the maximum limit on remuneration to directors and auditors.

1. Reason for need to recruit persons to accept stock subscription warrants under particularly advantageous conditions

   We propose the granting of stock subscription warrants without compensation as stock options in order to increase motivation to improve the performance of our company and subsidiaries and further improve our corporate culture, and promote the broadening of our business base.

2. Persons to be allocated stock subscription warrants

   We propose they be allocated to the directors, executive directors, auditors, advisors, and employees of our company and our affiliates. Note that the stock subscription warrants are to be granted to the directors and auditors of our companies as stock options, and correspond to the Remuneration, Etc. of these directors and auditors.

3. Eligibility for stock subscription warrants

   (1) Description and maximum number of stock subscription warrants

   i. Number of shares for purpose of stock subscription warrants

   Each stock subscription warrant shall be for 100 common shares in our company ("number of granted shares"). Note that if our common shares are split or consolidated subsequent to the date of allocation of the stock subscription warrants ("date of allocation"),the number of granted shares shall be adjusted according to the following formula (rounded down to the nearest whole number of shares). Note, however, that this adjustment shall be made for stock subscription warrants that have not been exercised or cancelled as of the time of the adjustment.

   Number of granted shares after adjustment = number of granted shares before adjustment x ratio of split/consolidation

Additionally, the company shall adjust the number of granted shares as it deems necessary in the event of the merger of this company with another company, our consolidation with another company, the inheritance of these stock subscription warrants, or in the event of an independent merger or division merger of our company.

ii. Value of property to be paid in the event of exercising stock subscription warrants

The amount to be paid per share as property value when the stock subscription warrants are exercised via issue or transfer (the "exercise price") shall be the amount multiplied by the number of shares issued or transferred via the exercise thereof.

The exercise price shall be the average closing value of common shares in our company on the JASDAQ Securities Exchange over each day of the month prior to the date of allocation (excluding days in which there was no trading), multiplied by 1.05 (rounded down to the nearest yen).

Note, however, that if this amount is below the closing price of our common shares on the JASDAQ Securities Exchange on the day prior to the date of allocation (if there was no closing price on that day, then the most recent day prior on which there was a closing price), then the closing price in question shall be the exercise price.

Note that if our shares are split or consolidated after the date of allocation, the rate of split or consolidation of the above-mentioned exercise price shall be adjusted according to the formula below, with adjusted prices rounded down to the nearest yen.

$$\text{Exercise price after adjustment} = \text{exercise price before adjustment} \times \frac{1}{\text{Ratio of split/consolidation}}$$

Note also that if new shares are issued or treasury stock disposed of at a price below the current value (excluding via the exercise of stock subscription warrants), the above-mentioned exercise price shall be adjusted by the following formula, with adjusted prices rounded down to the nearest yen.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of currently issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{payment per share}}{\text{Current value}}}{\text{Number of currently issued shares} + \text{number of newly issued shares}}$$

In the formula above, the "number of currently issued shares" is the total number of shares issued by this company minus the total treasure stock in our possession; if treasury stock is disposed of, "number of newly issued shares" shall be replaced with "number of treasury stock shares disposed of," and "payment price per share" shall be replaced with "disposal price per share."

Additionally, the company shall adjust the exercise price as it deems necessary in the event of the merger of this company with another company, our consolidation with another company, the inheritance of these stock subscription warrants, or in the event of an independent merger or division merger of our company.

iii. Deadline for exercise of stock subscription warrants

The period for exercise of warrants shall be from July 7, 2006 to July 6, 2011. Note, however, that the exercise of warrants by the person so allocated ("warrant holder") may be limited within the right exercise period by separate agreements regarding the allocation of stock subscription warrants between the warrant holder and our company.

iv. Restrictions on transferring stock subscription warrants

The acquisition of stock subscription warrants via transfer must be approved by vote of the board of directors.

v. Conditions for acquisition of stock subscription warrants

A. if the warrant holder is unable to exercise stock subscription warrants due to not meeting the conditions of exercise established in clause 3-(3) below, the company may acquire the stock subscription warrants without compensation.

B. In the event of the approval of an agreement of amalgamation by which the company will become dissolved, or when a proposal to approve a share exchange agreement by which the company will become a wholly owned subsidiary or a proposal for share transfer is approved at a general meeting of shareholders, the company may acquire the stock subscription warrants without compensation.

C. Additionally, the company may obtain stock subscription warrants in accordance with a vote by the board of directors at any time without compensation.

vi. Other stock subscription warrants

The determination of the details of other stock subscription warrants is delegated to the board of directors.

vii. Upper limit on number of stock subscription warrants

The maximum limit shall be 38,000 warrants.

(2) Payment price of stock subscription warrants

Money need not be paid in exchange for stock subscription warrants.

(3) Conditions for exercise of stock subscription warrants

i. At the time of exercising rights, the warrant holder must be positioned as a director, an executive, an auditor, an advisor, or an employee of this company or a company affiliated with this company. However, our company places no such limitation in the case of resigning due to the fulfillment of one's appointed term, compulsory retirement, permanent transfer, or other reason deemed reasonable.

ii. In the event of the warrant holder during the exercise period, the inheritor of that person may inherit the warrants.

iii. Other conditions related to the exercise of warrants are to be determined in the allocation contract for stock subscription warrants.

(4) Other criteria for subscription

Decisions as to the date of allocation of the stock subscription warrants and other criteria therefore are delegated to the board of directors.

End